

June 14, 2013

<u>Via E-mail</u>
Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

      Re: **Franklin Resources, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed November 15, 2012
              File No. 001-09318

Dear Lewis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Kevin W. Vaughn

                           Kevin W. Vaughn
                           Accounting Branch Chief